UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
________________________________________________________
Axon Enterprise, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-16391	86-0741227
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
17800 N. 85th St.
Scottsdale, Arizona 85255
(Address of principal executive offices, including zip code)
Eric Hertz
(480) 991-0797
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (“Rule 13p-1”) requires public companies to make certain disclosures if any “conflict minerals” (as defined in paragraph (d)(3) of Item 1.01 of Form SD) are necessary to the functionality or production of a product that is manufactured or contracted to be manufactured by Axon Enterprise, Inc. (the “Company”). Conflict minerals are defined under Rule 13p-1 as cassiterite, wolframite, columbite-tantalite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”). During calendar year 2025, we manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products.

The Company describes the country of origin inquiry it conducted and due diligence efforts that it exercised on the source and chain of custody of 3TG used in its products in the Company’s Conflict Minerals Report attached hereto as Exhibit 1.01 (the “Conflict Minerals Report”). A copy of the Conflict Minerals Report is also available on the Company’s website at http://investor.axon.com. The information on this website is not and should not be deemed to be a part of this Form SD or the Conflict Minerals Report, or incorporated into any other filings the Company makes with the Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit Number	Exhibit Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 28, 2026	Axon Enterprise, Inc.

	By:	/s/ ERIC HERTZ
Eric Hertz Executive Vice President, Global Operations